

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2007

Joseph J. Talley
Vice President-Finance and Chief Financial Officer
American Crystal Sugar Company
101 North Third Street
Moorhead, MN 56560

> **Re:** **American Crystal Sugar Company**
> **Form 10-K for the Fiscal Year Ended August 31, 2006**
> **Filed November 29, 2006**
> **File No. 033-83868**

Dear Mr. Talley:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2006

Business, page 2

Available Information, page 9

1. Please revise your disclosures to update the address of the SEC to be 100 F. Street N.E., Washington, DC, 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 15

2.   Your table of contractual obligations excludes amounts related to accrued
        employee benefits and other liabilities. Item 303(a)(5) of Regulation S-K requires
        the tabular presentation to include other long-term liabilities that are reflected on
        your balance sheet, and if necessary, the table may be accompanied by footnotes
        to describe provisions that create, increase, or accelerate obligations, or other
        pertinent data necessary for an understanding of the timing and amount of your
        specified obligations. Please revise your table accordingly, or tell us why you
        believe such guidance is not applicable.

Notes to the Consolidated Financial Statements, page A-8

Note 6 Investments in Marketing Cooperatives, page A-13

3.   Please tell us and revise your disclosures to explain if you have performed a
        complete analysis of the conditions set forth in FIN 46(R) in evaluating whether
        or not you are required to consolidate your investments in marketing
        cooperatives, and your investment in Crystech, LLC.

Note 10 Employee Benefit Plans, page A-16

4.   Please tell us if you have evaluated the 1999 and 2005 Long-Term Incentive Plans
        under the provisions of APB 25, SFAS 123 or SFAS 123(R). If not, tell us why
        you believe the incentive plans do not fall within the scope of the related
        guidance.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the
        Division of Corporation Finance reminded issuers that the certifications required
        under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set
        forth in Item 601(b)(31) of Regulation S-K. We note that the identification of the
        certifying individual at the beginning of the certification required by Exchange
        Act Rule 13a-14(a) also includes the title of the certifying individual. In future
        filings, the identification of the certifying individual at the beginning of the
        certification should be revised so as not to include the individual's title.

        We also note that you have replaced the word "report" with "annual report" or
        "quarterly report" in paragraphs 2, 3, and 4 of the certifications in your Form 10-
        K and 10-Q. Please revise all future certifications to be in the exact form set forth
        in Item 601 of Regulation S-B.

Form 10-Q for the Quarterly Period Ended November 30, 2006

Management's Discussion and Analysis of Results of Operations and Financial Condition
for the Three Months Ended November 31, 2006 and 2005, page 10

6.   We note per the Consolidated Statements of Operations on page 3, that costs of
        sales for the three months ended November 30, 2006 is negative. You explain on
        page 11 that a change in the net realizable value of product inventories impacted
        the cost of sales favorably. Please expand your disclosure to more clearly explain
        why cost of sales decreased significantly, and why the amount is negative. This
        comment also applies to your like disclosure in your Form 10-Q for the Quarterly
        Period Ended February 28, 2007.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief